Exhibit 99.1

GOLDEN BULL LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: DNJR (changes to BTBT – effective August 7, 2020)

______________________

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Golden Bull Limited (the “Company”) will be held via teleconference on September 4, 2020 at 10:00 a.m. (Eastern Standard Time), for the purposes of considering and, if thought fit, passing the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

Proposal 1

1.	THAT Ms. Ping Liu be re-elected as Chairman of the Board and a director of the Company;
2.	THAT Mr. Min Hu be re-elected as a director of the Company;
3.	THAT Mr. Erke Huang be re-elected as a director of the Company;
4.	THAT Ms. Ichi Shih be elected as a director of the Company;
5.	THAT Mr. Chaohui Deng be elected as a director of the Company; and
6.	THAT Mr. Yan Xiong be re-elected as a director of the Company.
7.	THAT Mr. Hong Yu be re-elected as a director of the Company.

PROPOSAL 2

Amend the Memorandum of Association to increase the authorized ordinary shares.

PROPOSAL 3

Amend the Company’s Certificate of Incorporation to effect the Name Change.

PROPOSAL 4

Ratification of Appointment of Independent Registered Public Accountant Firm.

Transaction of such other business as may properly come before the meeting or any adjournments thereof.

The board of directors of the Company has fixed the close of business on August 3, 2020, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, attend, and to vote at, the AGM or any adjournment or postponement thereof. Holders of record of our ordinary shares at the close of business on the Record Date are entitled to receive notice of, attend, and to vote at, the AGM and any adjournment or postponement thereof in person.

Instruction on access to the AGM and the proxy statement are provided, together with this notice.

Holders of the Company’s ordinary shares may access the Company’s Annual Report on Form 20-F/A for the years ended December 31, 2018 and 2019 on the investor relations section of our website at https://investor.goldenbulllimited.com/.

By Order of the Board of Directors,
Golden Bull Limited

/s/ Erke Huang

Erke Huang
Chief Financial Officer

New York, United States
August 14, 2020

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